KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

[redacted]

03037923

December 2, 2003

SUPPL

RECD S.E.C.
DEC 2 - 2003
1086

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's Letter to Shareholders (October 2003).

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

12/4

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.



Letter to our Shareholders

October 2003

LAGARDERE

"Where there's a will, we pave the way"

Meeting our commitments

Since the beginning of the year, the Group has been resolutely pursuing the objectives it set itself and committed to.

Dear Shareholder,

In September Lagardère published its results for the first half of 2003. Despite the difficult background -weak economic context, the war in Iraq, the SARS epidemic, strikes in France, etc- Lagardère Media once again evidenced strong growth in operating income (+20.7%). Since 1998 operating income has in fact increased by an average of more than 17% per annum over the year's first half.

Facilitated by a favorable environment in 1999 and 2000, then subsequently rendered difficult by the sharp deterioration in economic and other conditions, this performance was nonetheless achieved by virtue of the intrinsic qualities of our business activities, combined with the rigorous implementation of the cost-cutting plan announced back in 2001. This will be carried to final completion in 2004, as planned. The **continuing endeavor to improve profitability** remains one of our main priorities.

Then, as part of the Group's **strategy of focusing on the media**, the **withdrawal from the automotive activity was achieved** in line with both the financial conditions and the schedule announced at the start of the year.

Lastly, your Group has also set itself the priority of **carrying through to completion the acquisition of Editis** (formerly Vivendi Universal Publishing). This operation is subject to the usual enquiry procedure on the part of the European Commission. An answer is expected by the beginning of 2004. As we stated at the outset, we anticipate having to dispose of some of Editis' assets. However, we remain confident about the fact that we will be able to retain a portfolio of activities that will be coherent and financially meaningful for our shareholders. We will have the opportunity to fully report on the conclusion of this operation, and on the new contours of Lagardère Media, in our next Letter.

Kindest regards,

Arnaud Lagardère

2003 First Half Results



Sales by business segment


13,216 M€
4,339
782
8,095
6,475 M€
2,019
550
3,906
5,925 M€
2,019
3,906
5,802 M€
1,941
3,861
1st Half 2002 published
1st Half 2002 pro forma*
1st Half 2003
2002

Operating Income by business segment


Lagardère Media
Automobile
EADS
Other Activities
*Excluding Automobile
208 M€
50
27
143
(12)
181 M€
50
143
(12)
229 M€
66
172
(9)
440 M€
63
7
385
(15)
1st Half 2002 published
1st Half 2002 pro forma*
1st Half 2003
2002

Lagardere Media operating income up 20.7% and full year operating income objective maintained

CONSOLIDATED REVENUES: € 5,802 M

• **Lagardère Media** posted revenues of € 3,861 M, up 4.3% on a like-for-like basis, buoyed by strong performances from "Hachette Livre" and the Radio/Television business ("Lagardere Active Broadcast").

• **EADS** revenues declined 3.9% largely due to the Airbus division, as forecast, which delivered 149 airplanes, down from 160 for the same period last year, and due to the fall in the dollar.

STRONG INCREASE IN CONSOLIDATED OPERATING INCOME

• Lagardère Media division posted operating income of € 172 M, up 20.7% over first half 2002. The "Book" division put in an excellent performance (€ 30 M from € 12 M for first half 2002) in virtually all publishing segments. "Lagardere Active" continues to improve, boosted by a turnaround in the Television business, particularly TV production. "Hachette Distribution Services" grew operating income 7%. "Hachette Filipacchi Médias" once again improved operating income margin (8.9% up from 8.4 % for first half 2002).

In very varying markets -some buoyant, others depressed- the net improvement in Lagardère Media's operating margin underlines the quality of its lines of businesses (leading market positions, strong international presence, balance between cyclical and non-cyclical activities), and confirms the success of the ongoing organic growth and profitability improvement plan.

• In first half 2003, EADS' share of LAGARDERE group operating income amounted to € 66 M, up from € 50 M in first half 2002.

• Consolidated operating income came in at € 229 M, up from € 181M[1] in first half 2002.

INTEREST EXPENSE & NON-OPERATING INCOME

• First half 2003 net interest expense amounted to € 31 M, down from € 188 M in first half 2002 (pro forma). As reported last year, net interest in first half 2002 included an impairment provision for the investment in T-Online of € 132 M.

• Non-operating income came in at a loss of € 16 M including 15 M from EADS principally due to the restructuring of its Space business.

NET INCOME

• In summary, Net income amounted to € 74 M.[2]

DEBT UNDER CONTROL

• At June 30, 2003, net borrowings stood at € 1,759 M, including borrowings for the acquisition in progress of *Vivendi Universal Publishing* financed in December 2002 of € 1,2 billion.

• Based on € 3,878 M of shareholders' equity as of June 30, 2003, the Group's apparent gearing amounts to a rate of 45.3%.

OUTLOOK

• Boosted by the results of the first half and with continued implementation of its organic growth and profitability improvement plan, Lagardère Media maintains its growth objective for operating income of more than 5% for fiscal year 2003.

(1) Pro forma operating income (the Automotive division was deconsolidated).

(2) Excluding Automotive and EADS, net income of LAGARDERE for first half 2003 amounted to € 70 M, up from € 30 M for the same period in 2002 on a like-for-like basis, i.e. after adjustment for the non-recurring impact of T-Online (write-down in the shares and release of capital gains tax accrual), and Grolier Inc. (release of the indemnification guarantee accrual).

A cheeky vitality for a lady about to turn 60.

In less than 60 years, *Elle* -the only newsmagazine expressly aimed at women- has managed to export its brand name to every corner of the globe. Its cheeky vitality has recently earned the title of best French magazine for 2003, has triggered an explosion in sales as a result of a daring cover photo, and has kept it going long enough to celebrate its 3,000th issue, all the while aiding it in its efforts to defy the worst forms of oppression.



Elle has firmly established its style and brand, built an empire of 35 foreign editions, given birth to several offspring (*Elle Girl* outside France, *Elle à table*, and *Elle Déco*), founded the Afghan women's magazine *Roz*, fought alongside its sisters on behalf of every women's cause since the French Liberation, promoted creative design and avant-garde fashion, and explained beauty trends, all the while supporting social struggles of every kind - and it has done this week after week, in its own unique way.
The magazine owes its successes to a single motto: "*Elle* is life" - life as conceived by Hélène Gordon-Lazareff when she created the title, which debuted on November 21, 1945 after the end of WWII. "It will be a magazine for women that is as feminine as possible, with a serious side to its treatment of light topics and a touch of humor in the way it handles weighty ones," she declared at the time, and nothing has really changed since then.

"We won the prize for best press cover two years in a row, once for an Afghani woman in a burka and a second time for a picture of designer Yves Saint Laurent and model Laetitia Casta. The two photos illustrate the cornerstones of our position very well: *Elle* is currently the only weekly that does serious news reporting while being genuinely written for women and covering all their interests," says Valérie Toranian, editor-in-chief.
The magazine has certainly enhanced its content over the last 10 years, but *Elle* remains "a complex blend of fashion, beauty, psychology, self-mockery, and serious topics handled with humor". As Elisabeth Badinter explains, "The miracle of *Elle* is that the magazine has one foot in the feminist movement and the other in a never-ending re-examination of what it means to be feminine."

What Managers are Reading

The 2003 results of the "France des Cadres Actifs" (FCA) survey, which breaks down media audiences for the managerial demographic, indicated that Interdeco (advertising space broker for the Press division of Lagardère group) titles are really holding their own. Of the 79 titles studied, 21 have seen a jump in their circulation and Interdeco is the advertising space broker for 7 of them. Circulation is up for only one daily newspaper, *Le Journal du Dimanche*, which posted the sharpest rise in the National Daily Press category. Only 3 weekly newsmagazines enjoyed growth, including *Paris Match*, which came in 4th on the list of the most widely read newsweeklies among managers. In addition, 7 general news and special-interest monthlies managed to boost their circulation; 4 of these were Interdeco titles, including the movie monthly *Première*.

On the Road Again


TWINGO 2

Hachette Filipacchi Medias has completed its controlling interest in the monthly magazine *Action Auto Moto* through the acquisition of Excelsior's 49% stake in Excelsior Filipacchi, the company that publishes the magazine *Action Auto Moto*. The move solidifies the involvement in the automobile press niche of HFM, which publishes *Car & Driver* in eight countries plus *Road & Track* and *Gente Motori*. Furthermore, HFM also still holds a 49% equity share in *Automobiles Classiques*.

Public


Public

In July Hachette Filipacchi Médias launched a new magazine concept, the first of its kind in France. Called *PUBLIC*, this celebrity magazine, aimed at all generations, is somewhat feminine in its connivance, and is also irreverent, funny, impertinent and full of complicity. At a time when TV is demonstrating new consumption patterns, as a continuity of its editorial offer, it provides a short, practical selection of programs: the land TV programs are presented in conventional schedules, while cable and satellite are presented by specialty or theme.

FAX

The seventh edition of *Elle Girl* was launched at the end of August in Taiwan by Hachette Filipacchi Taiwan Inc., which has been publishing *Elle* in this region since 1991.

From now on *Version Femina* is distributed with *l'Indépendant* and *Le Midi Libre*. The women's supplement is now delivered with 38 regional daily newspapers, bringing its copy total to over 4 millions.

Paris Match has launched its 1st Student Photojournalism "Grand Prix", which aims to reward students "for their curiosity about and involvement in their world". Winners will be announced in February 2004.

IN BRIEF



Reading is Fun
Winnie Lecture's growing success has spurred a change in the magazine's publication schedule: at the end of September, it became a monthly instead of a bimonthly. Created in 2001 by Disney Hachette Presse, the magazine offers young readers age 5 and up a multi-layered approach to reading combining comic strips and reading games.

A Magnificent Fall Harvest!

Éditions Lattès have published its *Dictionnaire Goscinny* in October.


DICTIONNAIRE
Goscinny
2118 personnages

In early October, the *Dictionnaire Goscinny* will give both the uninitiated and fans of the famous French author a chance to discover or rediscover his most famous characters, created with the great cartoonists of his era: Uderzo, Morris, Tabary, Sempé, Gotlib, and others. This dictionary for the general public will showcase the size and richness of Goscinny's body of work, and, most of all, plumb the secrets of his inspiration.
The dictionary is divided into 19 sections, focusing on Astérix, Lucky Luke, Iznogoud, Le Petit Nicolas, and the other series, such as Oumpah-Pah, Oncle Paul, and the Dingodossiers, among others. It provides a bio for each character, listing various characteristics, including the first time he or she was mentioned, an explanation and the origin of the character's name, the character's personality, occupation, and historical period, his or her family, anecdotes, and more. There are also many text boxes that fill out the story and recount the "making of" the body of work.



An Astronomical Asterix Launch





In late August, Asterix goes back to... Gaul. *Asterix et la rentrée gauloise*(*) is THE event of the 2003 fall season - as well as being Hachette Livre's biggest launch of the year. Hachette Livre, which distributes the short-story collection published by Éditions Albert-René, is lending its full logistics and marketing support to creator Albert Uderzo's beloved Asterix. Indeed, distributing a million volumes of the French-language version of *La rentrée gauloise* -not just in France, of course, but also in Luxemburg, French-speaking Switzerland, Belgium, and Monaco- requires a well-oiled machine tailored to promote the magic of Asterix. To ensure the success of the operation -the most important one in 2003-, 50 semi trucks were chartered to deliver over 600,000 volumes and almost 10,000 POP displays to more than 9,000 major distribution clients!

(*) 56 pages (against 48 for a "classic" volume) for 14 "complete stories" including 5 never-before-published full-strips by Uderzo.

FAX

Hatier has brought out *Le Bescherelle Pratique de la Langue Française*, a 672-page quick reference with answers to all your questions about subject-verb agreement, phrasing, usage and grammar.

Pierre Shoendoerffer won the Sables d'Olonne prize for l'*Aile du papillon* (Grasset), and Gwenaëlle Aubris received special mention for *l'Isolée* (Stock).



An Abundant Fall Harvest

The 2004 fall literary crop will be another rich one, featuring novels, essays, and historical literature. According to the trade weekly *Livres Hebdo*, 691 novels -455 of them French and 236 foreign- would be published between late August and early October in France. Hachette Livre and the prestigious publishing houses of its general literature branch -Calmann-Lévy, Fayard, Grasset, Hachette Littératures, Lattès, and Stock- will be right in the thick of this literary harvest. Though Fayard will be the most prolific publisher with 20 titles (including 12 French novels), Stock is introducing a new collection of foreign literature ("Mots Étrangers"). In addition, the first novels published by Grasset are set to appear in the first half of 2004.

IN BRIEF

Young ladies in red, more beautiful every day
Harlequin launched a new collection, called Red Dress Ink. The world's leading publisher of romance novels -it sold 11 million volumes in France in 2002- is now taking on the market for "comic, satirical fiction for hip urban women," bringing out two new novels every three months. Its first titles include *City Girl* and *Single in New York*.


LE GUIDE HACHETTE DES VINS
2004

2004 Vintage
The *Guide Hachette des vins* is back. The principle on which this best-selling wine buyer's reference book is based are well-known - blind tasing by panels of experts. For the 2004 edition, 30,000 wines were tasted, and only 9,000 - under a third — were deemed worthy of a mention in the book. Grades start from no stars and go up to three stars. The judges give their favourites ("coups de coeur"), and the book includes comments on the wines, addresses and price ranges. It does not include any advertising from the wine trade, which ensures that the book remains independent.

Sinfully Good
Nigella Lawson is following in the footsteps of Jamie Oliver as Hachette Pratique continues to spotlight "young, telegenic British chefs". The winner of the 2001 best author award for her book *How to be a Domestic Goddess*, Nigella Lawson writes food columns for The Sunday Times, The Guardian, and the Daily Telegraph, among others, and has her own television cooking show. Now she is coming to France with a new book, titled *"Péché de Gourmandise: 130 sinfully good recipes for sweets – a whole book full of temptations"*.

HACHETTE DISTRIBUTION SERVICES

In the North, Le Furet Rules


©DR

In addition to Virgin Megastore, Hachette Distribution Services has another major cultural-products chain: Le Furet du Nord.
Today Le Furet du Nord is a chain of 11 cultural-product stores selling books, stationery, music and other sound recordings, videos, and multimedia titles. A real institution in Northern France, there are stores throughout three departments in the towns of Arras, Béthune, Boulogne-sur-Mer, Cambrai, Douai, Lens, Maubeuge, Saint-Quentin, Valenciennes, Villeneuve d'Ascq, and Lille. The latter is home to Le Furet du Nord's flagship store, with a staff of 110 people and a selection of some of 160,000 items (including 110,000 books) spread over 6,000 sq.m on eight floors.

le furet du nord

Le Furet du Nord aims to satisfy a broad public by reflecting local tastes, interests, and preferences, along with the news of the moment. It also aspires to a role as a key partner in the region's cultural life, acting as a major, dynamic player in the sponsorship of cultural events for its customers: it has been involved in 150 Forum de Lille discussions, 50 author and artist signings, and 15 mini-concerts, chiefly at the Lille store, and has also served as organizer or partner for 10 expos (including events exploring African, literary, detective novel, and comic book themes) and festivals (celebrating the cinema, jazz, and sustainable development). Among this year's notable events is the Nord-Pas-de-Calais Writer Discovery prize, awarded in October and handed out in a ceremony in December.
Another ongoing project, for which Le Furet has created a working group, is the Lille 2004 celebration: the EU's ministers of culture have selected Lille as a European Cultural Capital for 2004 (along with Genoa).

FAX

The first Relay Café has opened in Belgium, Brussels; Budapest, Hungary now has its third City-Press Café.

Virgin opened its 30th Megastore in the Bay 2 shopping mall in Torcy.

Virgin is conducting a trial run of two Wi-Fi content services in the Paris area, at the Gare du Nord rail station and at Roissy-CDG airport. The Champs Elysées VirginMegastore has installed Wi-Fi terminals.

Aelia won the bid invitation to renovate and remodel the Strasbourg site. Aelia's specialty Concepts business also won the Virgin bid invitations for Roissy 2.

LAGARDERE ACTIVE

Winning Channels

All of Lagardère's special-interest channels -not only Canal J but also MCM and Match TV- earned decent ratings in the December 2002-June 2003 Médiamétrie MédiaCabSat survey.
MCM set records with a very sharp audience increase and its best performance since MédiaCabSat was created. Its 0.6% audience share makes MCM the top music channel in France in the age-4-and-over demographic, a jump of 20%. It is also the favorite special-interest channel of 15-year-olds to 24-year-olds, capturing a 2.4 audience share, up by 40%, and widening the gap that separates it from its competitors!
Another pleasant surprise was the success of *Cauetivi, le meilleur of radio* [Cauet TV: the Best of Radio], which began airing in February. The show captured a 3.2% audience share among its core target in its Wednesday prime-time slot.
In just 18 months, Match TV has found a place for itself in the cable and satellite niche, boosting its subscriber audience by 56.9%. The audience share for the "People" channel has risen from 0.3% to 0.5% among households receiving it, and it is a big success on *Canal*Satellite in the professional/ managerial demographic. Its audience share of 0.8% in that target makes it one of the package's Top 10 channels.
When added to the numbers for its other products, these results shore up Lagardere Active Publicité's position as the most attractive advertising space broker, ahead of everyone else: LAP has 29.5% of the cable and satellite audience.
Finally, La Chaîne Météo (The Weather Channel) has an audience that just keeps on growing. Its quarter-hour average rose 38% among 25- to 49-year-olds and 22.7% among the professional/ manager/ large merchant demographic.

FAX

In May Match TV switched from channel 123 to channel 17 on Noos' digital package.

TV adaptation: Beaumarchais's *Le Mariage de Figaro* by GMT Productions, slated for broadcast on France 3.

DVD and VHS releases of the made-for-TV movie "*Jean Moulin*", produced by GMT Productions and starring Francis Huster, and of "*Un gars, une fille : les voyages de Chouchou et Loulou*".

The Reality of TV According to B3com

IN BRIEF

Live1: Mobiles + TV

CanalSatellite and Plurimedia have aired an exclusive, debut broadcast of the Live1 show on channel 92.

Live1 is a new interactive television concept: each episode is designed to allow TV viewers to interact in real time with the channel via their mobile phones. Discussions, opportunities to meet new people, games, exchanges of ideas –you name it: on Live1, it's the viewers who produce the show!

Net Mail via Mobile

Plurimedia has introduced NetCourrier Mail, the first independent ISP e-mail service available in i-mode™: Subscribers to the latter can now exchange e-mails with attachments, send all types of file via their mobiles, dispatch an e-mail to more than one recipient, and manage their contacts with a centralized address book.

VirginMega adds Universal Music France's catalog to its Website



Universal Music France and VirginMega.fr signed a digital distribution contract: the titles of Universal Music France's catalog are downloadable in final, burnable form from the Virgin site beginning (www.virginmega.fr) and are protected by DRM Windows Media technology.

A new audiovisual production company has been added to the Lagardère Images galaxy.



B3com grew out of a meeting in 2001 between Benjamin Castaldi and Pierre-Antoine Boucly (Endemol) concerning *Loft Story 1*. Last January, M6's star host and the former producer teamed up with Lagardère Images to launch a new production company, with Castaldi as its president. Managing director and producer Boucly wishes "to take what's good in reality TV and give viewers a little something to chew on". An example: revisiting social issues using filming techniques similar to famous reality TV methods.

In the few short months of its existence, the company has already developed several formats, including a reality TV pilot intended to "shoot down certain prejudices".

Another concept under development is an American format entitled *Scare Tactics*, a sort of scripted candid camera that recreates movie or TV horror scenes, to be aired very soon on TF1.

As its managing director points out, "B3com's goal is to settle into the starting blocks by quickly getting shows on the air."

Road Map for Travel in France


Grand Atlas
FRANCE

Hachette Multimedia has created a new product, the *Grand Atlas Routier Touristique France*. Packaged as a single CD-ROM, it contains maps of the entire highway and road infrastructure of mainland France, *Guide Bleu France*'s cultural listings (over 13,000 entries, including more than 3,000 detailed descriptions of towns and villages and over 600 photos), and *Routard France*'s addresses for the 4,000 best hotels and restaurants. This easy-to-use tool is ideal for planning vacations and researching itineraries.

On the Road for Europe 1

Europe 1 is trying something innovative to advertise its new program schedule: "interactive mobile radios". In reality, these are trucks and buses decked out to look like radios -sporting the colors of Europe 1- that will drive around the streets of Paris and 10 other French towns through November 7. Each vehicle has three giant screens listing the subject matter, name, and broadcast time of a show. Drivers intrigued by a program can tune in to the station to find out more. The promotion is expected to reach 880,000 people in downtown Paris and three million on the beltway and in towns outside Paris each day.



EADS

Half-yearly earnings...



...confirm EADS's objectives for 2003

EADS's half-yearly earnings are in line with its projections. For fiscal year 2003 as a whole, EADS expects an EBIT comparable to that of 2002 based on Airbus's delivery of 300 airplanes, 149 of which were delivered during the first half alone despite a severe market slump. During the same first half, all EADS's divisions except the Space division improved their pre-R&D-spending operating margins over the first half of 2002.
Thanks to the recent successes of its commercial aviation and defense branches, new orders have shot up sharply to reach 43.2 billion euros for the first half of 2003. EADS's order books are also bulging, hitting 187 billion euros at the end of June with 42 billion euros in defense contracts, including 20 billion euros for the A400M contract.
Meanwhile, the company's net cash position has remained quite positive at 914 million euros.
In the opinion of Philippe Camus and Rainer Hertrich, CEOs of EADS, "EADS is ideally positioned to take advantage of the upcoming recovery in our markets. By staying focused on profitability and cost control in every division and by monitoring our financial situation, we are confident our future will be a bright one."





AUTOMOBILE

Lagardère sells its automotive...

...engineering business to Pininfarina

The negotiations initiated last June between Lagardère SCA and Pininfarina S.p.A. regarding the purchase of Matra-Automobile's engineering, testing, design and prototyping businesses have been successfully concluded.
This agreement, which is subject to the usual authorizations, fulfills the Lagardère group's strategic decision to withdraw from its automotive activity. It also ensures the employees of Matra-Automobile's engineering and design department, test centre and 3D-design subsidiary an enduring career working for one of the world's leading automotive engineering firms, while highlighting their expertise. This agreement does not concern customer service activities for vehicles previously manufactured by Matra-Automobile.

SHAREHOLDERS' NOTEBOOK

Lagardère Share

Stock Market	Stock Market Paris Premier Marché - SRD
ISIN Code (*)	FR0000130213
High (**)	€ 45
Low (**)	€ 29.52
Number of shares at 1st January 2003	139,218,004
Market Capitalisation at 1st October, 2003 (€ billions)	5,45
Average daily trading volume (**)	830,822
Dividend for 2002 (***) (paid on May 20, 2003)	Net : € 0.82 Tax Credit : € 0.41 Gross : € 1.23

(*) On June 30, 2003, the Paris Bourse abandoned its securities identification system (SICOVAM codification) in favour of the international standard system ISIN (International Securities Identification Number).

(**) Since 1st January, 2003

(***) voted by Shareholders' Annual Meeting on May 13, 2003

LAGARDERE relative to the CAC 40 and DJ STOXX MEDIA

(from 1st January, 1999 to 1st October, 2003)


300
250
200
150
100
50
0
LAGARDERE
DJ STOXX MEDIA
CAC40
Source: DATASTREAM
1999
2000
2001
2002
2003

Meetings with Individual Shareholders

- Tuesday 21 October: Toulouse
- Thursday 27 November: Toulon
- Wednesday 17 December: Lille

Lagardère SCA Bond Issue

towards private individuals of 100 million euros.

The bond, mainly placed within Crédit Lyonnais' s retail network, was over subscribed.

The Lagardere Group is pleased of the success of the deal which enables it to diversify its sources of funding and lengthen their maturity through an instrument seldom used in France, while offering an attractive investment for private individuals.

Shareholders' Consultative Committee

- The last meeting of the Committee was held on 19 September, 2003.
- Invitation to Applicants:

The mandates of 3 of the 12 members of the Shareholders' Consultative Committee will be expiring at the end of this year. Their replacements will be appointed in January 2004 at the latest. You may send your application to (with letter in support):

LAGARDERE SCA,
for the attention of Mr Alain Lemarchand,
4 rue de Presbourg, 75116 PARIS, FRANCE

NB: A topic on the Shareholders' Consultative Committee can be consulted on the Lagardère Group's website (http://www.lagardere.com/us/info_financieres/actionnaires_comite.shtml). A copy of the rules can also be sent to you upon request (phone: 33.1.40.69.19.22)

Prix

The shareholders who attended the Annual General Meetings of the CAC 40 companies awarded their Special Prize to the Lagardère group this year. The award, organised by the magazine *Le Revenu*, rates the "quality" of AGMs. The grading criteria scored by the shareholders concern items such as the organisation of the event (reception, agenda, length of discussions, etc.) and the exactitude of the financial information presented (presentations, players, transparency, etc.).


Lagardère

AGM of 13 May, 2003

LAGARDERE

Contacts:

Centre d'information des actionnaires de Lagardère SCA

121 avenue de Malakoff
75216 Paris Cedex 16

Telephone:
33.1.40.69.20.73.

Internet:
http//www.lagardere.com/us

Financial information:
http//www.lagardere.com/us/finance

E.mail:
lalettre@lagardere.fr